National Property Investors III
55 Beattie Place, PO Box 1089
Greenville, SC 29602
January 14, 2008
Correspondence Filing Via Edgar and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention:	Linda van Doorn Mark Rakip

Re:	National Property Investors III Form 10-KSB for the fiscal year ended December 31, 2006 (File No. 000-09567)
Ladies and Gentlemen:
     In connection with responding to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 31, 2007 with respect to the above-referenced Form 10-KSB for the fiscal year ended December 31, 2006, National Property Investors III (the “Partnership”) hereby acknowledges that (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you need additional information, please contact Stephen B. Waters, Vice President, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,
/s/ Stephen B. Waters
Stephen B. Waters
Vice President NPI Equity Investments, Inc., Managing General Partner of National Property Investors III